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SUB-ITEM 77C
Submission of matter to a vote of security holders


(a) A special meeting of the American Century Variable Portfolios funds' shareholders was held on dateMonth3Day3Year2006March 3,
2006.  The proposal received the required majority of votes and was adopted.

(b) N/A

(c) At the special meeting, American Century Variable Portfolios funds' shareholders approved a management agreement for VP Large
Company Value Fund.  The total number of shareholders voting in favor of the proposal was 173,254 and the total number of shareholders voting against the proposal was 44; 18,983 shareholders abstained from voting.

(d) N/A

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